May 15, 2007 meeting
A proposal to approve a new management contract between the fund and Putnam Investment
Management, LLC was approved as follows:

Votes for 		Votes against 		Abstentions
62,490,177 		1,499,150 		1,114,727

All tabulations are rounded to the nearest whole number.